Exhibit 8.1

Ascendis Pharma A/S

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Ascendis Pharma GmbH	Germany
Ascendis Pharma, Inc.	Delaware, USA
Ascendis Pharma Endocrinology, Inc.	Delaware, USA
Ascendis Pharma, Endocrinology Division A/S	Denmark
Ascendis Pharma, Ophthalmology Division A/S	Denmark
Ascendis Pharma Bone Diseases A/S	Denmark
Ascendis Pharma Growth Disorders A/S	Denmark
Ascendis Pharma Oncology Division A/S	Denmark